MAG Silver Corp.

August 21, 2007

For Immediate Release

N/R #07-23

MAG AND PEÑOLES PURCHASE LAND

COVERING THE JUANICIPIO VEIN

Vancouver, B.C….MAG Silver Corp. (TSXV: MAG) (AMEX: MVG) (“MAG”) and Industrias Peñoles S.A.B. de C.V. (“Peñoles”) announce that Peñoles, on behalf of the Juanicipio Joint Venture, has completed a third surface land purchase covering a 2.5 kilometre westerly strike projection of the Juanicipio Vein.  This Vein was first intercepted by MAG in 2003 (689 grams per tonne silver (20.1 ounces per ton) and 11.4 grams per tonne gold over 2.0 metres).

The Juanicipio Vein is a separate, parallel structure located approximately one kilometre south of the Valdecañas Vein. The Juanicipio Vein can now be targeted for further drilling to test the mineralized vein structure both along strike and at depth.  Based on the geological model and further refined by drilling on the Valdecañas Vein, the original intercept on the Juanicipio Vein is seen to be at or near the top of the “bonanza” zone as seen at Valdecañas where similar grades were intersected at similar depths.

Peñoles has paid the surface owners a total USD$3,642,258 for this third land purchase. MAG is responsible for 44% of this amount (USD$1,602,593) as per the terms of the Juanicipio Joint Venture Agreement. This new land purchase adjoins directly to the south, two earlier land purchases covering the westerly strike projection of the Valdecañas Vein (see press releases dated: August 30, 2006 and July 30, 2007).

These three completed land purchases will become assets of a new company, to be named Minera Juanicipio, now being established to own and operate the Juanicipio Joint Venture. The process to formalize and register the company is in progress.  MAG and Peñoles will be joint owners (through 100% owned subsidiaries) of this company with MAG having a direct 44% interest and Peñoles having a direct 56% interest in Minera Juanicipio.  The terms and conditions of a shareholders agreement governing the operation of Minera Juanicipio were established as part of the original Juanicipio Agreement between MAG and Peñoles.

About the Joint Venture

Peñoles has earned a 56% interest in the Juanicipio property. MAG retains a 44% interest in the property. Peñoles and MAG will now participate in the project as a joint venture and will participate in programs and expenditures on a pro rata basis, with Peñoles contributing 56% and MAG 44% respectively. Peñoles maintains its position as operator of the project and will present programs to the project management team for joint approval going forward.

At Juanicipio drilling has identified the Valdecañas Vein, a significant high grade silver/gold vein that has been traced over a minimum strike length of 1,300 metres and down dip at least 450 metres. The average grade of twelve widely spaced holes (out of fifteen) that have intersected the vein is 1,267 grams per tonne (36.9 ounces per ton) silver, 2.70 grams per tonne gold and 8.32% lead and zinc combined over an average true width of 6.0 metres. The vein still remains open to the east, to the west and down dip.

Drilling is continuing on the 28,000 metre definition drill program on the Valdecañas Vein discovery within the Juanicipio Joint Venture, Fresnillo District, Zacatecas State, Mexico.

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The Peñoles/MAG Juanicipio Joint Venture lies 5 kilometres west of the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west of the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline.

Qualified Person: Dan MacInnis, P.Geo., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Mr. MacInnis is not independent as he is the President, CEO and a director of MAG Silver Corp.

About Peñoles (www.penoles.com.mx)

Industrias Peñoles, S.A.B de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Peñoles are delineating a significant new silver vein deposit on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX-V under the symbol MAG and on the AMEX under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

Neither the TSX Venture Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG Silver's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .

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